SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D/A
                              (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           (Amendment No. 1)

                      Pacific Gulf Properties Inc.
                            (Name of Issuer)

                             Common Stock
                     (Title of Class of Securities)

                               694396102
                             (CUSIP Number)

                           Mr. Matthew W. Kaplan
                           Rothschild Realty Inc.
                         1251 Avenue of the Americas
                          New York, New York 10020
                             (212) 403-3500
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                               December 23, 1997
         (Date of event which requires filing of this statement)
                         ______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                           Page 1 of 5 Pages
                                 <PAGE


                                      13D/A
CUSIP No.  694396102
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSONS       Five Arrows Realty Securities L.L.C.
          I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON (ENTITIES ONLY)
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER          -0-
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER 2,763,116  fn(1)
OWNED BY       ______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER  2,763,116 fn(1)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          2,763,116 fn(1)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)            13.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

fn(1) Upon conversion of (i) 1,351,351 shares of Class A Senior Cumulative Convertible Preferred Stock and (ii) 1,411,765 shares of Class B Senior Cumulative Convertible Preferred Stock, in each case, held by the reporting person, which are convertible into Common Stock on a 1-for-1 basis, subject to adjustment.
                                Page 2 of 5 Pages
                                     <PAGE


                                      13D/A
CUSIP No.  694396102
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSONS      Rothschild Realty Investors II L.L.C.
          I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON (ENTITIES ONLY)
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER          -0-
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER 2,763,116  fn(1)
OWNED BY       ______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER  2,763,116  fn(1)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          2,763,116  fn(1)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)            13.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

fn(1) Upon conversion of (i) 1,351,351 shares of Class A Senior Cumulative Convertible Preferred Stock and (ii) 1,411,765 shares of Class B Senior Cumulative Convertible Preferred Stock, in each case, held by the reporting person, which are convertible into Common Stock on a 1-for-1 basis, subject to adjustment.

                               Page 3 of 5 Pages
                                     <PAGE


Item 1.   Security and Issuer

            This Amendment No. 1 ("Amendment") amends the statement on
Schedule 13D, as originally filed on July 8, 1997 ("Schedule 13D"), of(i) Five Arrows Realty Securities, L.L.C., a Delaware limited liability company ("Five Arrows") and (ii) Rothschild Realty Investors II L.L.C., a Delaware limited liability company ("Rothschild") with respect to the common stock, par value $.01 per share (the "Common Stock") of Pacific Gulf Properties Inc., a Maryland corporation (the "Company"), whose principal executive offices are located at 363 San Miguel Drive, Newport Beach, California 92660-7805. Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

            Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.


                           *      *      *      *      *


Item 3 is hereby amended and restated as follows:

Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for the purchases reported by Five Arrows herein was Five Arrow's capital. The total amount of funds used by Five Arrows to purchase the 1,351,351 shares of Class A Senior Cumulative Convertible Preferred Stock (the "Class A Preferred Stock") reported herein was $25,000,000. The total amount of funds used by Five Arrows to purchase the 1,411,765 shares of Class B Senior Cumulative Convertible Preferred Stock (the "Class B Preferred Stock" and, together with the Class A Preferred Stock, the "Preferred Stock") reported herein was $30,000,000.

                           *      *      *      *      *

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.   Interest in Securities of the Issuer

            (a) As of the close of business on December 23, 1997, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, (i) 1,351,351 shares of Class A Preferred Stock and (ii) 1,411,765 shares of Class B Preferred Stock, each of which is convertible at any time on a 1-for-1 basis into Common Stock of the Company, subject to adjustment. Upon the full conversion of the 2,763,116 shares of Preferred Stock, at the initial conversion ratio, Five Arrows would own 13.0% of the issued and outstanding shares of Common Stock (based on the Company reporting 18,545,454 shares of Common Stock on November 17, 1997). Rothschild, as sole managing member of Five Arrows, may be deemed the beneficial owner of the 2,763,116 shares of Preferred Stock held by Five Arrows.



                         Page 4 of 5 Pages

          (b) Five Arrows has the sole power to vote and dispose of the 2,763,116 shares of Preferred Stock owned by it, which power may be exercised by Rothschild.

            (c) As reported on the Schedule 13D, Five Arrows purchased the 270,270 shares of Class A Preferred Stock from the Company on January 21, 1997 pursuant to the Class A Investment Agreement. In consideration for the 270,270 shares of Class A Preferred Stock, Five Arrows paid $18.50 per share for a total of $5,000,000. Five Arrows purchased from the Company 470,588 shares of Class B Preferred Stock on July 18, 1997. Five Arrows purchased 235,294 shares of Class B Preferred Stock on October 23, 1997 pursuant to the Class B Investment Agreement. In consideration for the 705,882 shares of Class B Preferred Stock, Five Arrows paid $21.25 per share for a total of $15,000,000. Five Arrows purchased 1,081,081 shares of Class A Preferred Stock from the Company on December 23, 1997 pursuant to the Class A Investment Agreement. In consideration for the 1,081,081 Shares of Class A Preferred Stock, Five Arrows paid $18.50 per share for a total of $20,000,000. Five Arrows purchased 705,883 shares of Class B Preferred Stock from the Company on December 23, 1997 pursuant to the Class B Investment Agreement. In consideration for the 705,883 shares of Class B Preferred Stock, Five Arrows paid 21.25 per share for a total of $15,000,000.

     (d) Not applicable.
     (e) Not applicable.

                           *      *      *      *      *

                                     SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1997

                                    FIVE ARROWS REALTY SECURITIES L.L.C.

                                         /s/ Matthew W. Kaplan
                                    By:  ________________________
                                         Matthew W. Kaplan
                                         Manager

                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

                                         /s/ Matthew W. Kaplan
                                    By:  ________________________
                                         Matthew W. Kaplan
                                         Senior Vice President



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